Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Partners with Rumble Entertainment

to Bring KingsRoad MMO to Taiwan,

Hong Kong and Macau

TAIPEI, Taiwan, June 5, 2014 – GigaMedia Limited (NASDAQ: GIGM) announced today that it has secured exclusive license rights from Rumble Entertainment, Inc. to offer and operate their acclaimed next-generation browser action/role-playing game, KingsRoad.

Rumble is renowned for creating high-end, free-to-play games that push the boundaries of quality and technology. Rumble’s games are designed to be easy to play, real-time and available across platforms. Rumble has a top-tier management and development team composed of experienced professionals from leading game companies, including Blizzard Entertainment, Inc., Electronic Arts Inc., and Bioware/Pandemic.

KingsRoad is a multiplayer action role-playing game (RPG) that delivers AAA visuals and gameplay, delivered instantly on the Web. In KingsRoad, players choose from one of three different classes — knight, archer, and wizard — and embark on a journey across the kingdom of Alderstone to reclaim their land from the monstrous creatures that threaten it. KingsRoad offers real-time action combat, a robust loot and skill system and towering bosses with none of the grind associated with RPGs of the past. Session-based gameplay, drop-in three player co-op, cloud-saved game data and absolutely no barriers to entry give players a truly epic action-RPG experience on both the Web and iPad.

“KingsRoad is an innovative, brilliant blend of the real flavor of console games with the simplicity and convenience of browser play,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “Split into short sequences, players can play with friends or alone whenever they have an extra 10 minutes and later pick up right where they left off.”

“This is a gaming experience that hasn’t been seen before,” stated GigaMedia CEO Collin Hwang. “Triple-A quality, exciting MMO action, with low cost and no installation required is also a great fit with our markets.”

“Our markets are rapidly transitioning from PC-based gaming to browser and mobile gaming, creating new opportunities,” stated GigaMedia CEO Collin Hwang. “No one is more thoughtful about market changes and opportunities than Rumble – we are thrilled with their game and delighted to partner with them.”

“We designed KingsRoad to have a broad international appeal and GigaMedia is the ideal partner to help introduce the game to a new audience,” stated Rumble Chief Executive Officer Greg Richardson. “With GigaMedia’s localization and operating expertise, along with our ongoing updates and game additions, we are confident that together we’ve created a winning combination for gamers across Asia.”

Under the terms of the agreement with Rumble, GigaMedia has exclusive rights to operate KingsRoad in Taiwan, Hong Kong, and Macau for three years.

GigaMedia expects to launch KingsRoad in Taiwan, Hong Kong and Macau in late 2014.

To learn more about the game, visit www.rumblegames.com/kingsroad.

Licensing of KingsRoad is the latest step in GigaMedia’s plan to transition to browser/mobile games. GigaMedia launched its first mobile game in March 2014 and expects to license additional games in 2014.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. To learn more about GigaMedia, please visit www.gigamedia.com.

About Rumble Entertainment

Rumble Entertainment, headquartered in San Mateo, Calif., is dedicated to building polished games and shared experiences that embrace the digital world. The team is comprised of talented creators that believe in a customer-led approach to delivering great games. Rumble’s upcoming 2014 slate of games are free-to-play and available across a variety of browsers, mobile devices, and social networks. Rumble is financed by Google Ventures, Khosla Ventures, and Nexon. Learn more at http://www.rumblegames.com.

MEDIA CONTACT INFORMATION:

GigaMedia Limited

Brad Miller

Investor Relations Director

T: + 8862 2656-8016

E: brad.miller@gigamedia.com

Rumble Entertainment

Chris Kramer

fortyseven communications

rumble@fortyseven.com

415-543-9247

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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